FAIRFAX  News Release
TSX Stock Symbol:  FFH and FFH.U

TORONTO, August 23, 2017

FAIRFAX AND MITSUI SUMITOMO INSURANCE
 ENTER INTO STRATEGIC ALLIANCE AND SALE OF FIRST CAPITAL

Highlights:

•	Strategic Alliance of Mitsui Sumitomo Insurance and Fairfax (more details on Mitsui Sumitomo Insurance can be found at http://www.ms-ins.com/english/company/).
•
Mitsui Sumitomo Insurance and Fairfax will enter into an agreement to explore a broad global partnership in various areas, including reinsurance relationships that would lead to successful growth and value creation for both parties.

•
Cash purchase price for Fairfax's interest in First Capital is US$1.6 billion, which will result in a realized net investment gain of approximately US$900 million after tax (an increase in book value per basic share of Fairfax of approximately US$33 on a pro forma basis).

•	Closing of First Capital transaction is expected late in 2017 or early 2018, subject to applicable regulatory approvals.
•
Fairfax has scheduled a conference call on Thursday, August 24, 2017 at 8:30 a.m. (Eastern time) to discuss this transaction.  The conference call details are 1-800-857-9641 (Canada or U.S.) or 1-517-308-9408 (International) and the passcode is "Fairfax".  More details on the transaction may be found in the investor presentation at http://www.fairfax.ca/Investors/Mitsui_FirstCapital/default.aspx.

Toronto, Ontario – Fairfax Financial Holdings Limited ("Fairfax") (TSX: FFH and FFH.U) and Mitsui Sumitomo Insurance Company Limited of Tokyo, Japan ("Mitsui Sumitomo"), a subsidiary of MS&AD Insurance Group Holdings, Inc. (a Tokyo Stock Exchange listed company) announce that they have entered into a binding agreement to pursue a global strategic alliance.  Mitsui Sumitomo will acquire Fairfax's 97.7% interest in First Capital Insurance Limited of Singapore ("First Capital"), with Fairfax retaining a meaningful quota share exposure to First Capital's insurance portfolio.

The cash purchase price for Fairfax's interest in First Capital is US$1.6 billion, which will result in a realized net investment gain of approximately US$900 million after tax (an increase in book value per basic share of Fairfax of approximately US$33 on a pro forma basis).  Ramaswamy Athappan will continue as First Capital's Chief Executive Officer, while continuing to retain his responsibilities as Chairman of Fairfax Asia.

"We are very excited to become partners with Mitsui Sumitomo," said Prem Watsa, Chairman and Chief Executive Officer of Fairfax.  "Mitsui Sumitomo's scale in Asia will give First Capital, under the continued leadership of Mr. Athappan, the opportunity to grow significantly. Mr. Athappan championed this transaction, based on his strong belief that it was the best way for First Capital to continue to grow successfully while also creating a valuable long-term partnership for the Fairfax group."

"I am extremely happy to partner with Mitsui Sumitomo," said Mr. Athappan, Chief Executive Officer of First Capital and Chairman of Fairfax Asia. "This wonderful new partnership creates a win-win-win by providing a runway for growth of the company I helped nurture and grow, while also significantly growing the business of both Fairfax Asia and the Fairfax group."

"Mitsui Sumitomo and Fairfax share the same long-term vision and values," said Masahiro Matsumoto, Member of the Board, Senior Executive Officer of Mitsui Sumitomo.  "We look forward to building our partnership with Fairfax to expand on our complementary global strengths and, in particular, with Mr. Athappan to continue building First Capital."

Closing of the First Capital transaction is subject to applicable regulatory approvals, including the approval of the Monetary Authority of Singapore and the Financial Services Agency of the Government of Japan, and is expected to occur late in 2017 or early 2018.

Fairfax has scheduled a conference call on Thursday, August 24, 2017 at 8:30 a.m. (Eastern time) to discuss this transaction.  The conference call details are 1-800-857-9641 (Canada or U.S.) or 1-517-308-9408 (International) and the passcode is "Fairfax".  A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. (Eastern time) on Thursday, September 7, 2017.  The replay may be accessed at 1-888-446-2535 (Canada or U.S.) or 1-203-369-3729 (International).

BofA Merrill Lynch acted as exclusive financial advisor to Fairfax.

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information, contact:    John Varnell, Vice President, Corporate Development, Fairfax
                                                            (416) 367-4941

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995.  Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; the inability of our subsidiaries to maintain financial or claims paying ability ratings; risks associated with implementing our business strategies; risks associated with our use of derivative instruments; the failure of our hedging methods to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues; the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; an impairment in the carrying value of our goodwill and indefinite-lived intangible assets; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; and assessments and shared market mechanisms which may adversely affect our U.S. insurance subsidiaries.  Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under "Risk Factors") filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com.  Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.